Exhibit 99.4

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
CI Financial Corp. (the “Company”) 2 Queen Street East Twentieth Floor Toronto, Ontario M5C 3G7
Item 2.	Date of Material Change
November 13, 2020
Item 3.	News Release

The Company issued a news release on November 13, 2020 through the newswire services of Business Wire Inc. A copy of the news release is attached as Schedule “A” hereto and is available on SEDAR at www.sedar.com.

Item 4.	Summary of Material Change

The Company announced that Douglas Jamieson has informed the Company of his intention to resign from his position as Chief Financial Officer to pursue other opportunities. Mr. Jamieson agreed to remain in his current position until an orderly transition of his responsibilities is completed.

Item 5.	Full Description of Material Change
A full description of the material change is provided in the news release attached as Schedule “A”.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
The material change report is not being filed on a confidential basis.
Item 7.	Omitted Information
No information has been omitted.
Item 8.	Executive Officer
The following senior officer of the Company is knowledgeable about the material change described in this report: Edward Kelterborn, Chief Legal Officer 416-681-8170
Item 9.	Date of Report
November 13, 2020

SCHEDULE “A”

PRESS RELEASE

T: 416.364.1145 | 1.800.268.9374 2 Queen St. East, Twentieth Floor, Toronto, Ontario M5C 3G7 | cifinancial.com

CI Financial Announces Change to Executive Management

TORONTO (November 13, 2020) – CI Financial Corp. (“CI” or the “Company”) (TSX: CIX) today announced that Douglas Jamieson has informed the Company of his intention to resign from his position as CI’s Chief Financial Officer to pursue other opportunities.

Mr. Jamieson and the Company have agreed that he will remain in his current position until an orderly transition of his responsibilities is completed. CI has initiated a search for his successor. Mr. Jamieson’s decision to resign is not the result of any issues or disagreement with the Company on any matter relating to its operations, financial statements, internal controls, policies or practices.

“On behalf of the entire company, I want to thank Doug for his 15 years of service as CI’s Chief Financial Officer,” said Kurt MacAlpine, Chief Executive Officer of CI. “Doug has been an integral part of executive management and a contributing force to our firm’s growth over many years. He has my sincerest gratitude for his dedication and commitment to CI.”

Mr. Jamieson joined CI in 1995 and has held positions that have included President and Chief Financial Officer of CI subsidiary CI Investments Inc. He has been Chief Financial Officer of CI since 2005.

About CI Financial

CI Financial Corp. (TSX: CIX) is an independent company offering global asset management and wealth management advisory services. CI’s primary asset management businesses are CI Global Asset Management and GSFM Pty Ltd., and it operates in wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), CI Investment Services Inc., Balasa Dinverno Foltz LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, One Capital Management, LLC, and Surevest LLC. Further information is available at www.cifinancial.com.

CI Global Asset Management is a registered business name of CI Investments Inc.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. Forward-looking statements in this press release include statements about the transitioning of Mr. Jamieson’s responsibilities as Chief Financial Officer and the timing of his departure from CI. These statements and other forward-looking statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts:

Investor Relations

Jason Weyeneth, CFA

Vice-President, Investor Relations & Strategy

416-681-8779

jweyeneth@ci.com

Media Relations

Canada

Murray Oxby

Vice-President, Communications

416-681-3254

moxby@ci.com

United States

Trevor Davis, Gregory FCA for CI Financial

610-415-1145

cifinancial@gregoryfca.com